Filed Pursuant to Rule 424(b)(5)
Registration No. 333-136842

Prospectus Supplement
(To Prospectus dated September 15, 2006)

Smith & Wesson Holding Corporation

6,250,000 Shares
Common Stock

We are offering 6,250,000 shares of our common stock. Our common stock is listed on the Nasdaq Global Select Market under the symbol “SWHC.” The last reported sale price of our common stock on the Nasdaq Global Select Market on May 19, 2008 was $6.17 per share.

Investing in our common stock involves risks and uncertainties. See “Risk Factors” beginning on page S-4 of this prospectus supplement. You should read this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$5.50	$34,375,000
Underwriting discounts and commissions	$0.33	$2,062,500
Proceeds, before expenses, to Smith & Wesson	$5.17	$32,312,500

The underwriters expect to deliver the shares against payment in New York, New York on May 23, 2008.

Deutsche Bank Securities	Cowen and Company

The date of this prospectus supplement is May 19, 2008.

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ABOUT THIS PROSPECTUS SUPPLEMENT

We are providing information to you about this offering of our common stock in two parts. The first part is this prospectus supplement, which provides you with specific information regarding the terms of this offering and certain other information. The second part is the accompanying prospectus, which provides general information. Generally, when we refer to this “prospectus,” we are referring to both documents combined. Both this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, include important information about us, the common stock being offered, and other information you should know before investing in our common stock.

You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading “Where You Can Find More Information” in this prospectus supplement before investing in our common stock. This prospectus supplement adds to, updates, and changes information contained in the accompanying prospectus and the information incorporated by reference. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus or any document incorporated by reference, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date, the statement in the document having the later date modifies or supersedes the earlier statement.

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus, or the information incorporated by reference herein and therein. We have not authorized any dealer, salesman, or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy common stock in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus supplement and any accompanying prospectus is delivered or common stock is sold on a later date.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary provides an overview of selected information contained or incorporated by reference in this prospectus supplement and does not contain all of the information you should consider before investing in our common stock. You should carefully read this prospectus supplement, the accompanying prospectus, and the registration statement of which this prospectus supplement and the accompanying prospectus are a part, in their entirety before investing in our common stock, including the information discussed under “Risk Factors” beginning on page S-4 and all of the information, including our financial statements and notes thereto, that is incorporated herein by reference. As used in this prospectus supplement, the terms “we,” “our,” “us,” or the “Company” refer to Smith & Wesson Holding Corporation and its subsidiaries, taken as a whole, unless the context otherwise indicates.

The Company

Our Business

We are one of the world’s leading manufacturers of firearms. We manufacture a wide array of pistols, revolvers, tactical rifles, hunting rifles, black powder firearms, handcuffs, and firearm-related products and accessories for sale to a wide variety of customers, including gun enthusiasts, collectors, hunters, sportsmen, competitive shooters, protection focused individuals, law enforcement agencies and officers, and military agencies in the United States and throughout the world. We are the largest manufacturer of handguns, premium black powder firearms, and handcuffs in the United States, the largest U.S. exporter of handguns, and a growing participant in the tactical and hunting rifle markets that we recently entered. We manufacture these products at our facilities in Springfield, Massachusetts; Houlton, Maine; and Rochester, New Hampshire. We also market shotguns, which are manufactured to our specifications in dedicated facilities through a strategic alliance. In addition, we pursue opportunities to license our name and trademarks to third parties for use in association with their products and services. We plan to increase substantially our product offerings and our licensing program to leverage the 150-plus year old “Smith & Wesson” brand and capitalize on the goodwill developed through our historic American tradition by expanding consumer awareness of products we produce or license in the safety, security, protection, and sport markets.

Our Strategy

Our objective is to be a global leader in the safety, security, protection, and sport businesses. Key elements of our strategy to achieve this objective are as follows:

•	enhancing existing and introducing new products,

•	entering new markets and enhancing our presence in existing markets,

•	enhancing our manufacturing productivity and capacity,

•	capitalizing on our widely known brand name,

•	emphasizing customer satisfaction and loyalty, and

•	pursuing strategic relationships and acquisitions.

Our Market

We define our market as safety, security, protection, and sport. The safety market encompasses products and services for personal protection and deterrent devices; the security market includes products and services to meet homeland security needs, home security systems, and commercial security services; the protection market includes law enforcement, military, and other federal applications; and the sport market includes firearms, hunting equipment and accessories, collectibles, commemorative items, performance centers, sporting clubs, and specialty services. We currently focus our efforts on the firearms market, but are actively pursuing other revenue channels, including specialty services, law enforcement training, and brand licensing to other areas of the safety, security, protection, and sport markets.

The firearms market includes the design and manufacture of pistols, revolvers, and long guns for consumer, law enforcement, and military use. Based upon 2006 reports by the U.S. Bureau of Alcohol, Tobacco and Firearms, or BATF, we believe the domestic non-military gun market is approximately $154 million for revolvers and $578 million for pistols with our market share being approximately 44% and 15%, respectively, and $480 million for rifles, $352 million for shotguns, $187 million for tactical rifles, and $80 million for black powder rifles, with our market share being 9% in the tactical rifle market and 40% in the black powder rifle market. We recently entered the shotgun and bolt-action rifle markets. According to 2006 reports from BATF, the U.S. firearm manufacturing industry has grown at a compound annual growth rate in units of 4.5% from 2001 through 2006.

The firearms market involves a large number of U.S. and international manufacturers that focus on a wide variety of product offerings. The consumer handgun market is driven by new product introductions and, to a lesser extent, consumer disposable income and other economic as well as legal factors. The law enforcement market is driven primarily by product features as well as state and municipal purchasing programs, which often take the form of requests for proposal, or RFPs, followed by test and evaluation programs. The market for large quantity firearm purchases by state and municipal law enforcement is characterized by long sales cycles. The military market is driven by both large RFP programs and, to a lesser extent, government funded research and development for new weapons systems.

Corporate Background

Our wholly owned subsidiary, Smith & Wesson Corp., was founded in 1852 by Horace Smith and Daniel B. Wesson. Mr. Wesson purchased Mr. Smith’s interest in 1873. The Wesson family sold Smith & Wesson Corp. to Bangor Punta Corp. in 1965. Lear Siegler Corporation purchased Bangor Punta in 1984, thereby gaining ownership of Smith & Wesson Corp. Forstmann Little & Co. purchased Lear Siegler in 1986 and sold Smith & Wesson Corp. shortly thereafter to Tomkins Corporation, an affiliate of UK-based Tomkins PLC. We purchased Smith & Wesson Corp. from Tomkins in May 2001 and changed our name to Smith & Wesson Holding Corporation in February 2002.

We maintain our principal executive offices at 2100 Roosevelt Avenue, Springfield, Massachusetts 01104. Our telephone number is (800) 331-0852. Our website is located at www.smith-wesson.com. The information contained on our website is not part of this prospectus supplement. Through our website, we make available free of charge our annual reports on Form 10-K, our proxy statements, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and amendments to any of them filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. These documents are available as soon as reasonably practicable after we electronically file those documents with the SEC. We also post on our website the charters of our Audit, Compensation, and Nominations and Corporate Governance Committees; our Corporate Governance Guidelines, our Code of Conduct, our Code of Ethics for the Chief Executive Officer and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by the regulations of the SEC and the Nasdaq Global Select Market. The documents are also available in print by contacting our corporate secretary at our executive offices.

The Offering

Common stock offered	6,250,000 shares

Common stock to be outstanding after this offering	46,882,039 shares

Use of proceeds	We estimate the net proceeds from this offering will be approximately $31.9 million after deduction of underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds of this offering to repay bank debt and for general corporate purposes.

Dividend policy	Our board of directors does not anticipate authorizing the payment of cash dividends on our common stock in the foreseeable future. Our board of directors intends to retain all available funds and any future earnings to fund the development of our business. Any determination to pay dividends to holders of our common stock in the future will be at the discretion of our board of directors and will depend on many factors, including our financial condition, results of operations, cash flow prospects, industry and general business conditions, and any other factors our board of directors deems relevant.

Risk factors	See “Risk Factors” and other information included in this prospectus supplement and the accompanying prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq Global Select Market symbol	SWHC

The information above and elsewhere in this prospectus supplement regarding outstanding shares of our common stock is based on 40,632,039 shares of common stock outstanding as of April 30, 2008 and excludes the following:

•	2,578,694 shares of common stock issuable upon the exercise of outstanding stock options and the delivery of outstanding restricted stock units;

•	an additional 15,381,179 shares of common stock reserved for issuance under our stock option plans;

•	9,013,937 shares of common stock reserved for issuance under our 2001 Employee Stock Purchase Plan;

•	70,000 shares of common stock issuable upon the exercise of outstanding warrants; and

•	6,485,084 shares of common stock issuable upon conversion of our 4% senior convertible notes.

RISK FACTORS

You should carefully consider the following risk factors, as well as other information in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus before you decide to purchase shares of our common stock.

We cannot predict when or if the decline in demand in the domestic consumer firearms market, which began in the last calendar quarter of calendar 2007, will abate.

The domestic consumer firearms market experienced a decline in demand during our third fiscal quarter of fiscal 2008. The period was marked by an escalation of the subprime loan crisis, a tightening in the credit markets, the continued worsening of the housing market, increasing fuel prices, less than robust employment growth, and generally weak economic conditions. These factors contributed to a general slowdown of consumer spending across a wide variety of industry and product lines. Against this environment, unseasonably warm weather throughout most of the United States adversely affected the retail traffic in the sporting goods channel. At the same time, significant distribution channel purchases in anticipation of a strong hunting season resulted in excess inventory levels, which limited the ability of the distribution channel to purchase additional products. We cannot predict when or if the decline in the domestic consumer firearms market will abate.

We are pursuing a new business strategy, which may not be successful.

We have expanded our business objective to become a global leader in the business of safety, security, protection, and sport. This objective was designed to enable us to increase our business significantly and reduce our traditional dependence on handguns in general, and revolvers in particular, in the sporting gun market. While we have been successful in substantially expanding our pistol business in multiple markets and in entering the long-gun market with tactical rifles, hunting rifles, and shotguns, we have not yet achieved our objective. Pursuing our strategy to achieve our objective beyond firearms will require us to hire additional managerial, licensing, manufacturing, marketing, and sales employees; to introduce new products and services; to purchase additional machinery and equipment; to expand our distribution channels; to expand our customer base to include a leadership position in sales to law enforcement agencies and the military; and to engage in strategic alliances and acquisitions. We may not be able to attract and retain the additional employees we require, to introduce new products that attain significant market share, to increase our law enforcement and military business, to complete successful acquisitions or strategic alliances, or to penetrate successfully other safety, security, protection, and sport markets.

We may be unable to continue to achieve gains in manufacturing productivity and capacity.

A key element of our strategy is to enhance our manufacturing productivity in terms of added capacity, increased daily production quantities, increased operational availability of equipment, lower machinery down time, extension of machinery useful life, reduced overtime, increased efficiency, and enhanced product quality. The recent introduction of new production methods and additional machinery has resulted in significant improvements in our production. For example, we have been able to increase our average daily handgun production by 160% from December 2004 to May 2008 while improving product quality, reducing waste, and reducing overtime. The significant growth of our business, however, requires us to continue to increase our manufacturing capacity. For example, during the last two fiscal years, we have been unable to satisfy on a timely basis the consumer demand for a number of our most popular new products, including our M&P Series of pistols and our M&P15 tactical rifles. We plan to continue to seek gains in manufacturing efficiency and capacity.

We are currently involved in numerous lawsuits.

We are currently defending lawsuits brought by various cities and counties against us and numerous other manufacturers and distributors arising out of the design, manufacture, marketing, and distribution of handguns. In these lawsuits, the various governments seek to recover substantial damages, as well as various types of injunctive relief that, if granted, could affect the future design, manufacture, marketing, and distribution of handguns by the defendant manufacturers and distributors. Although the defense of these lawsuits has been successful to date, we cannot predict the outcome of these lawsuits.

Government settlements have adversely affected our business.

We believe we are the only gun manufacturer to enter into settlement agreements with the city of Boston, the Boston Public Health Commission, and the U.S. Department of Housing and Urban Development, or HUD, relating to the manner of selling handguns. Adverse publicity regarding the settlement agreements resulted in a boycott by certain of our dealers and customers. A number of dealers stopped carrying our products altogether, and many long time customers began purchasing products from our competitors. Our settlement agreement with the Boston authorities was vacated on April 8, 2002, and the HUD settlement is not being enforced.

The settlement agreement dated March 17, 2000 between us, the U.S. Department of the Treasury, and HUD has not been formally rescinded. The HUD settlement placed substantial restrictions and obligations on the operation of our business, including restrictions on the design, manufacture, marketing, and distribution of our firearm products. It was subsequently signed by two states and 11 cities and counties.

As of the signing of the HUD settlement, lawsuits had been filed against us by nine of the 11 cities and counties that signed the HUD settlement. Among other terms, the HUD settlement provided that any city or county that was a party to the HUD settlement and had a lawsuit pending against us would dismiss us with prejudice from its lawsuit subject to a consent order.

We do not believe that the HUD settlement is legally binding for numerous reasons, including the lack of consideration received by us for entering into the settlement. No assurance can be given, however, that our position that the HUD settlement is not legally binding would ultimately prevail in any subsequent litigation. We have received confirmation that the HUD settlement will not be enforced but have no indication that the HUD settlement will be formally rescinded. If enforced, these restrictions contained in the HUD settlement could substantially impair our ability to compete, particularly since none of our competitors is subject to such restrictions.

Insurance is expensive and difficult to obtain.

Insurance coverage for firearm companies, including our company, is expensive and relatively difficult to obtain. Our insurance costs were approximately $5.5 million for the fiscal year ended April 30, 2008. Our inability to obtain insurance, the cost of insurance we obtain, or losses in excess of our insurance coverage would have a material adverse effect on our business, financial condition, and operating results.

The ongoing SEC investigation could result in additional costs, monetary penalties, and injunctive relief.

The SEC has been conducting an investigation to determine whether there were violations of the federal securities laws in connection with matters relating to the restatement more than three years ago of our consolidated financial statements for fiscal 2002 and the first three quarters of fiscal 2003. We have incurred legal costs for our company as well as for several of our current and former officers as a result of reimbursement obligations. Although we have fully cooperated with the SEC in the investigation, the investigation involves the possibility that the SEC could determine that we have violated the federal securities laws. Such a determination could result in sanctions, including mandatory penalties and injunctive relief.

On May 8, 2008, we received notice that it is the intent of the Division of Enforcement Staff of the SEC to recommend that the SEC authorize administrative cease-and-desist proceedings against us to prohibit any future violations of the periodic reporting, record keeping, and internal controls provisions of the federal securities laws. The Staff is not recommending the imposition of any monetary sanctions or remedies against us. The purported violations arose from accounting adjustments made by us for fiscal 2002 and the first three quarters of fiscal 2003, which resulted in our restatement of our 2002 quarterly and fiscal year-end financial statements, and our quarterly report for the period ended January 31, 2003. We do not believe that the Staff’s current recommendation, if ultimately authorized by the SEC, will have any material impact on our financial position.

We face intense competition that could result in our losing or failing to gain market share and suffering reduced revenue.

We operate in intensely competitive markets that are characterized by competition from major domestic and international companies. This intense competition could result in pricing pressures, lower sales, reduced margins, and lower market share. Any movement away from high-quality, domestic handguns to lower priced or comparable foreign alternatives would adversely affect our business. Some of our competitors have greater financial, technical, marketing, distribution, and other resources and, in certain cases, may have lower cost structures than we possess and that afford them competitive advantages. As a result, they may be able to devote greater resources to the promotion and sale of products, to negotiate lower prices on raw materials and components, to deliver competitive products at lower prices, and to introduce new products and respond to customer requirements more effectively and quickly than we can.

Competition is primarily based on quality of products, product innovation, price, consumer brand awareness, and customer service and support. Product image, quality, and innovation are the dominant competitive factors in the firearm industry.

Our licensed products and non-firearm products displayed in our catalogs and sold by our licensees or us compete based on the goodwill associated with our name and brand. A decline in the perceived quality of our firearm products, a failure to design our products to meet consumer preferences, or other circumstances adversely affecting our reputation could significantly damage our ability to sell or license those products. Our licensed products compete with numerous other licensed and non-licensed products outside the firearm market.

We depend to a great extent on the success of our independent licensees in distributing non-firearm products. It is uncertain whether the licensees we select will ultimately succeed in their respective highly competitive markets.

Our ability to compete successfully depends on a number of factors, both within and outside our control. These factors include the following:

•	our success in designing and introducing new products;

•	our ability to predict the evolving requirements and desires of our customers;

•	the quality of our customer services;

•	product introductions by our competitors; and

•	foreign labor costs and currency fluctuations, which may cause a foreign competitor’s products to be priced significantly lower than our products.

Our Springfield, Massachusetts facility is critical to our success.

Our Springfield, Massachusetts facility is critical to our success. We currently produce the majority of our handguns and tactical rifles at this facility. The facility also houses our principal research, development, engineering, design, shipping, sales, accounting, finance, and management functions. Any event that causes a disruption of the operation of the facility for even a relatively short period of time would adversely affect our ability to produce and ship our products and to provide service to our customers. We are in the process of making certain changes in our manufacturing operations and modernizing our equipment as a result of the age of the facility and certain inefficient manufacturing processes in order to produce our anticipated volume of products in a more efficient and cost-efficient manner. We may not be successful in attaining increased production efficiencies.

Shortages of components and materials may delay or reduce our sales and increase our costs, thereby harming our operating results.

The inability to obtain sufficient quantities of raw materials, components, and other supplies from independent sources necessary for the production of our products could result in reduced or delayed sales or lost orders. Any delay in or loss of sales could adversely impact our operating results. Many of the materials used in the production of our products are available only from a limited number of suppliers. In most cases, we do not have long-term supply contracts with these suppliers. As a result, we could be subject to increased costs, supply interruptions, and difficulties in obtaining materials. Our suppliers also may encounter difficulties or increased costs in obtaining the materials necessary to produce their products that we use in our products. The time lost in seeking and acquiring new sources could hurt our net sales and profitability.

We must effectively manage our growth.

To remain competitive, we must make significant investments in systems, equipment, and facilities. In addition, we may commit significant funds to enhance our sales, marketing, and licensing efforts in order to expand our business. As a result of the increase in fixed costs and operating expenses, our failure to increase sufficiently our net sales to offset these increased costs would adversely affect our operating results.

The failure to manage our growth effectively could adversely affect our operations. We have substantially increased the number of our manufacturing and design programs and plan to expand further the number and diversity of our programs in the future. Our ability to manage our planned growth effectively will require us to

•	enhance our operational, financial, and management systems;

•	enhance our facilities and expand our equipment; and

•	successfully hire, train, and motivate additional employees, including additional personnel for our sales, marketing, and licensing efforts.

The expansion and diversification of our products and customer base may result in increases in our overhead and selling expenses. We also may be required to increase staffing and other expenses as well as our expenditures on capital equipment and leasehold improvements in order to meet the demand for our products. Any increase in expenditures in anticipation of future sales that do not materialize would adversely affect our profitability.

From time to time, we may seek additional equity or debt financing to provide funds for the expansion of our business. Other than the offering to which this prospectus supplement relates, we cannot predict the timing or amount of any such financing requirements at this time. If such financing is not available on satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired and our operating results may suffer. Debt financing increases expenses and must be repaid regardless of operating results. Equity financing could result in additional dilution to existing stockholders.

Our operating results may involve significant fluctuations.

Various factors contribute to significant periodic and seasonal fluctuations in our results of operations. These factors include the following:

•	the volume of customer orders relative to our capacity,

•	the success of product introductions and market acceptance of new products by us and our competitors,

•	timing of expenditures in anticipation of future customer orders,

•	effectiveness in managing manufacturing processes and costs,

•	changes in cost and availability of labor and components,

•	ability to manage inventory and inventory obsolescence,

•	pricing and other competitive pressures, and

•	changes or anticipated changes in economic conditions.

Accordingly, you should not rely on the results of any period as an indication of our future performance. If our operating results fall below expectations of securities analysts or investors, our stock price may decline.

Potential strategic alliances may not achieve their objectives, and the failure to do so could impede our growth.

We anticipate that we will continue to enter into strategic alliances. We continually explore strategic alliances designed to expand our product offerings, enter new markets, and improve our distribution channels. Any strategic alliances may not achieve their intended objectives, and parties to our strategic alliances may not perform as contemplated. The failure of these alliances may impede our ability to introduce new products and enter new markets.

We may not realize the benefits we expected from our acquisition of Thompson/Center Arms Company, Inc. and its related companies.

Our ability to integrate the business of Thompson/Center Arms Company, Inc. with our business will be complex, time-consuming, and expensive and may disrupt the combined business. We will need to overcome significant challenges in order to realize any benefits or synergies from the acquisition. These challenges include the timely, efficient, and successful execution of a number of post-acquisition events, including the following:

•	integrating the business, operations, and technologies of the companies;

•	retaining and assimilating the key personnel of Thompson/Center Arms;

•	retaining existing customers of both companies and attracting additional customers;

•	retaining strategic partners of each company and attracting new strategic partners;

•	creating uniform standards, controls, procedures, policies, and information systems; and

•	meeting the challenges inherent in efficiently managing an increased number of employees, including the need to implement appropriate systems, policies, benefits, and compliance programs.

The execution of these post-acquisition events will involve considerable risks and may not be successful. These risks include the following:

•	the potential disruption of ongoing business and distraction of our management;

•	the potential strain on our financial and managerial controls and reporting systems and procedures;

•	unanticipated expenses and potential delays related to integration of the operations, technology, and other resources of the companies;

•	the impairment of relationships with employees, suppliers, and customers as a result of any integration of new management personnel;

•	greater than anticipated costs and expenses related to the integration of our businesses; and

•	potential unknown liabilities associated with the acquisition and the combined operations.

We may not succeed in addressing these risks or any other problems encountered in connection with the merger. The inability to integrate successfully the operations, technology, and personnel of our businesses, or any significant delay in achieving integration, could have a material adverse effect on us, and on the market price of our common stock.

Any acquisitions that we undertake in the future could be difficult to integrate, disrupt our business, dilute stockholder value, and harm our operating results.

We regularly review opportunities to acquire other businesses that would complement or expand our current products, expand the breadth of our markets, or otherwise offer growth opportunities. If we make any future acquisitions, we could issue stock that would dilute existing stockholders’ percentage ownership, incur substantial debt, or assume contingent liabilities. Our experience in acquiring other businesses is limited. Potential acquisitions also involve numerous risks, including the following:

•	problems assimilating the purchased operations or products,

•	unanticipated costs associated with the acquisition,

•	diversion of management’s attention from our core businesses,

•	adverse effects on existing business relationships with suppliers and customers,

•	risks associated with entering markets in which we have little or no prior experience, and

•	potential loss of key employees of purchased organizations.

We may not be successful in overcoming problems encountered in connection with any acquisitions, and our inability to do so could disrupt our operations and reduce our profitability.

Our inability to protect our intellectual property or obtain the right to use intellectual property from third parties could impair our competitive advantage, reduce our revenue, and increase our costs.

Our success and ability to compete depend in part on our ability to protect our intellectual property. We rely on a combination of patents, copyrights, trade secrets, trademarks,

confidentiality agreements, and other contractual provisions to protect our intellectual property, but these measures may provide only limited protection. Our failure to enforce and protect our intellectual property rights or obtain the right to use necessary intellectual property from third parties could reduce our sales and increase our costs. In addition, the laws of some foreign countries do not protect proprietary rights as fully as do the laws of the United States.

Patents may not be issued for the patent applications that we have filed or may file in the future. Our issued patents may be challenged, invalidated, or circumvented, and claims of our patents may not be of sufficient scope or strength, or issued in the proper geographic regions, to provide meaningful protection or any commercial advantage. We have registered certain of our trademarks in the United States and other countries. We may be unable to enforce existing or obtain new registrations of principle or other trademarks in key markets. Failure to obtain or enforce such registrations could compromise our ability to protect fully our trademarks and brands and could increase the risk of challenge from third parties to our use of our trademarks and brands.

In the past, we did not consistently require our employees and consultants to enter into confidentiality agreements, employment agreements, or proprietary information and invention agreements; however, such agreements are now required. Therefore, our former employees and consultants may try to claim some ownership interest in our intellectual property and may use our intellectual property competitively and without appropriate limitations.

We may incur substantial expenses and devote management resources in prosecuting others for their unauthorized use of our intellectual property rights.

We may become involved in litigation regarding patents and other intellectual property rights. Other companies, including our competitors, may develop intellectual property that is similar or superior to our intellectual property, duplicate our intellectual property, or design around our patents and may have or obtain patents or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, or sell our products. Effective intellectual property protection may be unavailable or limited in some foreign countries in which we sell products or from which competing products may be sold. Unauthorized parties may attempt to copy or otherwise use aspects of our intellectual property and products that we regard as proprietary. Our means of protecting our proprietary rights in the United States or abroad may prove to be inadequate and competitors may be able to independently develop similar intellectual properties. If our intellectual property protection is insufficient to protect our intellectual property rights, we could face increased competition in the market for our products.

Should any of our competitors file patent applications or obtain patents that claim inventions also claimed by us, we may choose to participate in an interference proceeding to determine the right to a patent for these inventions because our business would be harmed if we fail to enforce and protect our intellectual property rights. Even if the outcome is favorable, this proceeding could result in substantial cost to us and disrupt our business.

In the future, we also may need to file lawsuits to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. This litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could have a material adverse effect on our business, financial condition, and operating results.

We face risks associated with international trade and currency exchange.

Political and economic conditions abroad may result in a reduction of our foreign sales, as a result of the sale of our products in 50 countries; our importation of firearms from Walther, which is based in Germany, and the manufacture of shotguns for us by UTAS, which is based in Turkey; and our use of foreign produced materials, such as carbon and stainless steel from suppliers in Great Britain and Italy, including Osborn Steel Extrusion Limited in Great Britain and Calvi Special Steel Profiles S.P.A. and Stainless Bars S.A. in Italy. Protectionist trade legislation in either the United States or foreign countries, such as a change in the current tariff structures, export or import compliance laws, or other trade policies, could reduce our ability to sell our products in foreign markets, the ability of foreign customers to purchase our products, and our ability to import firearms and parts from Walther and other foreign suppliers.

While we transact business predominantly in U.S. dollars and bill and collect most of our sales in U.S. dollars, a portion of our revenue results from goods that are purchased, in whole or in part, from a European supplier, in euros, thereby exposing us to some foreign exchange fluctuations. In the future, customers or suppliers may make or require payments in non-U.S. currencies, such as the euro.

Fluctuations in foreign currency exchange rates could affect the sale of our products or the cost of goods and operating margins and could result in exchange losses. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency. Hedging foreign currencies can be difficult, especially if the currency is not freely traded. We cannot predict the impact of future exchange rate fluctuations on our operating results.

We do not enter into any market risk sensitive instruments for trading purposes. Our principal market risk relates to changes in the value of the euro relative to the U.S. dollar. Annually, we purchase approximately $10 million of inventory from a European supplier. We expect that this will increase in the future based on our new agreement with our Turkish supplier. This exposes us to risk from foreign exchange rate fluctuations. A 10% drop in the value of the U.S. dollar in relation to the euro would, to the extent not covered through price adjustments, reduce our gross profit on that $10 million of inventory by approximately $1 million. In an effort to offset our risks from unfavorable foreign exchange fluctuations, we periodically enter into euro participating forward options under which we purchase euros to be used to pay the European manufacturer.

We face risks associated with international activities.

Our foreign sales of handguns, our importation of handguns from Walther, and our shotgun manufacturing alliance in Turkey create a number of logistical and communications challenges. These activities also expose us to various economic, political, and other risks, including the following:

•	compliance with local laws and regulatory requirements as well as changes in those laws and requirements;

•	transportation delays or interruptions and other effects of less developed infrastructures;

•	foreign exchange rate fluctuations;

•	limitations on imports and exports;

•	imposition of restrictions on currency conversion or the transfer of funds;

•	the possibility of appropriation of our assets without just compensation;

•	difficulties in staffing and managing foreign personnel and diverse cultures;

•	overlap of tax issues;

•	tariffs and duties;

•	possible employee turnover or labor unrest;

•	the burdens and costs of compliance with a variety of foreign laws; and

•	political or economic instability in countries in which we conduct business, including possible terrorist acts.

Changes in policies by the United States or foreign governments resulting in, among other things, increased duties, higher taxation, currency conversion limitations, restrictions on the transfer or repatriation of funds, or limitations on imports or exports also could have a material adverse effect on us. Any actions by foreign countries to reverse policies that encourage foreign trade also could adversely affect our operating results. In addition, U.S. trade policies, such as “most favored nation” status and trade preferences, could affect the attractiveness of our products to our U.S. customers.

We may incur higher employee medical costs in the future.

We are self-insured for our employee medical plan. The average age of our Springfield workforce is 46 years. More than 10% of our employees are over age 60. While our medical costs in recent years have generally increased at the same level as the regional average, the age of our workforce could result in higher than anticipated medical claims, resulting in an increase in our costs beyond what we have experienced. We do have stop loss coverage in place for catastrophic events, but the aggregate impact may have an effect on our profitability.

Our business is seasonal.

Historically, our fiscal quarter ending July 31 has been our weakest quarter, primarily as a result of customers pursuing other sporting activities outdoors with the arrival of more temperate weather and the reduced disposable income of our customers after using their tax refunds for purchases in March and April, historically our strongest months. As a result of our acquisition of Thompson/Center Arms Company, Inc., the degree to which summer seasonality impacts the business has lessened because the hunting industry generally prepares for the hunting season well in advance of cooler temperatures. We now expect that our fiscal quarter ending January 31 will be our weakest quarter, as sales associated with hunting sharply decline just prior to the start of the season. This decline in net sales may result in decreases in our stock price during the late fall and early winter months.

We are subject to extensive regulation.

Our business, as well as the business of all producers and marketers of firearms and firearm parts, is subject to numerous federal, state, and local laws and governmental regulations and protocols, including the National Firearms Act, the Federal Firearms Act, and the Gun Control Act of 1968. These laws generally prohibit the private ownership of fully automatic weapons and place certain restrictions on the interstate sale of firearms unless certain licenses are obtained. We do not manufacture fully automatic weapons, other than for the law enforcement market, and hold all necessary licenses under these federal laws. From time to time, congressional committees consider proposed bills and various states enact laws relating to the regulation of firearms. These proposed bills and enacted state laws generally seek either to restrict or ban the sale and, in some cases, the ownership of various types of firearms. We believe we are in compliance with all such laws applicable to us and hold all necessary licenses. The regulation of firearms could become more restrictive in the future and any such restriction would harm our business. In June 2004, we recalled Walther P22 pistols sold in California in order to retrofit them to comply with California law.

Environmental laws and regulations may impact our business.

We are subject to numerous federal, state, and local laws that regulate or otherwise relate to the protection of the environment, including the Clean Air Act, the Clean Water Act, the

Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, and the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, or RCRA. CERCLA, RCRA, and related state laws subject us to the potential obligation to remove or mitigate the environmental effects of the disposal or release of certain pollutants at our manufacturing facilities and at third-party or formerly owned sites at which contaminants generated by us may be located. This requires us to make expenditures of both a capital and expense nature.

In our efforts to satisfy our environmental responsibilities and to comply with environmental laws and regulations, we maintain policies relating to the environmental standards of performance for our operations, and conduct programs to monitor compliance with various environmental regulations. However, in the normal course of our manufacturing operations, we may become subject to governmental proceedings and orders pertaining to waste disposal, air emissions, and water discharges into the environment. We believe that we are generally in compliance with applicable environmental regulations.

We may not have identified all existing contamination on our properties, including the property associated with our Thompson/Center Arms acquisition in January 2007, and we cannot predict whether our operations will cause contamination in the future. As a result, we could incur additional material costs to clean up contamination that exceed the amount of our reserves and escrows. We will periodically review the probable and reasonably estimable environmental costs in order to update the environmental reserves. Furthermore, it is not possible to predict with certainty the impact on us of future environmental compliance requirements or of the cost of resolution of future environmental proceedings and claims, in part because the scope of the remedies that may be required is not certain, liability under federal environmental laws is joint and several in nature, and environmental laws and regulations are subject to modification and changes in interpretation. Additional or changing environmental regulation may become burdensome in the future, and any such development could have a material adverse effect on us.

We increased our leverage as a result of the sale of senior convertible notes.

As a result of the sale in December 2006 of 4% Senior Convertible Notes due in 2026, we incurred $80 million of indebtedness. As a result of this indebtedness, our interest payment obligations have increased. Our interest payment obligations on the notes is $3.2 million annually. The degree to which we are now leveraged could adversely affect our ability to obtain further financing for working capital, acquisitions, or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will depend upon our future performance, which will be subject to the financial, business, and other factors affecting our operations, many of which are beyond our control.

Our substantial indebtedness could adversely affect our business and limit our ability to plan for or respond to changes in our business, and we may be unable to generate sufficient cash flow to satisfy significant debt service obligations.

As of April 30, 2008, our consolidated long-term indebtedness was approximately $118.8 million. We may incur substantial additional indebtedness in the future, including additional borrowings under our revolving credit facility. Our substantial indebtedness, and the fact that a substantial portion of our cash flow from operations must be used to make principal and interest payments on this indebtedness, could have important consequences, including the following:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	reducing the availability of our cash flows for other purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, which would place us at a competitive disadvantage compared to our competitors that may have less debt;

•	limiting, by the financial and other restrictive covenants in our debt agreements, our ability to borrow additional funds; and

•	having a material adverse effect on our business if we fail to comply with the covenants in our debt agreements, because such failure could result in an event of default that, if not cured or waived, could result in all or a substantial amount of our indebtedness becoming immediately due and payable.

Our ability to incur significant future indebtedness, whether to finance potential acquisitions or for general corporate purposes, will depend on our ability to generate cash. To a certain extent, our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations or if future borrowings are not available to us under our senior secured credit facility in amounts sufficient to enable us to fund our liquidity needs, our financial condition and results of operations may be adversely affected. If we cannot make scheduled principal and interest payments on our debt obligations in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures, or seek additional equity.

Under the terms of the indenture governing our senior convertible notes, we are limited in our ability to incur future indebtedness until certain conditions are met.

Under the terms of the indenture governing our senior convertible notes, we agreed to a limitation on the incurrence of debt by us and our subsidiaries. Until such time as the closing price of our common stock has exceeded 200% of the conversion price of the notes for at least 30 trading days during any period of 40 consecutive trading days, we may not, directly or indirectly, incur debt in excess of designated amounts. This limitation affects our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, which would place us at a competitive disadvantage compared to our competitors, including the ability to finance potential acquisitions. If we are unable to make additional borrowings as a result of this limitation, our financial condition and results of operations may be adversely affected.

We may not have the funds necessary to repay the senior convertible notes at maturity or purchase the notes at the option of the noteholders or upon a fundamental change as required by the indenture governing the notes.

At maturity, the entire outstanding principal amount of the senior convertible notes will become due and payable by us. In addition, on December 15, 2011, December 15, 2016, and December 15, 2021, holders of the notes may require us to purchase their notes for cash. Noteholders may also require us to purchase their notes for cash upon a fundamental change as described in the indenture governing the notes. It is possible that we may not have sufficient funds to repay or repurchase the notes when required. No sinking fund is provided for the notes.

Our charter documents and Nevada law could make it more difficult for a third party to acquire us, and discourage a takeover.

Certain provisions of our articles of incorporation and bylaws and Nevada law make it more difficult for a third party to acquire us and make a takeover more difficult to complete, even if such a transaction were in the stockholders’ interest or might result in a premium over the market price for the shares held by our stockholders.

Our stockholders’ rights plan may adversely affect existing stockholders.

Our stockholders’ rights plan may have the effect of deterring, delaying, or preventing a change in control that might otherwise be in the best interests of our stockholders. In general and subject to certain exceptions as to existing major stockholders, stock purchase rights issued under the plan become exercisable when a person or group acquires 15% or more of our common stock or a tender offer or exchange offer of 15% or more of our common stock is announced or commenced. After any such event, our other stockholders may purchase additional shares of our common stock at 50% of the then-current market price. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors. The rights should not interfere with any merger or other business combination approved by our Board of Directors since the rights may be redeemed by us at $0.01 per stock purchase right at any time before any person or group acquires 15% or more of our outstanding common stock. The rights expire in August 2015.

The issuance of additional common stock in the future, including shares issued in this offering and shares that we may issue pursuant to option grants, may result in dilution in the net tangible book value per share of our common stock.

Our Board of Directors has the legal power and authority to determine the terms of an offering of shares of our capital stock, or securities convertible into or exchangeable for these shares, to the extent of our shares of authorized and unissued capital stock.

Sale of a substantial number of shares that are eligible for sale could adversely affect the price of our common stock.

As of April 30, 2008, there were outstanding 40,632,039 shares of our common stock. Substantially all of these shares are freely tradable without restriction or further registration under the securities laws, unless held by an “affiliate” of our company, as that term is defined in Rule 144 under the securities laws. Shares held by affiliates of our company, which generally include our directors, officers, and certain principal stockholders, are subject to the resale limitations of Rule 144 described below.

In general, under Rule 144 as currently in effect, any person or persons whose shares are aggregated for purposes of Rule 144, who beneficially owns restricted securities with respect to which at least six months has elapsed since the later of the date the shares were acquired from us, or from an affiliate of ours, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock and the average weekly trading volume in common stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about us. Rule 701, as currently in effect, permits our employees, officers, directors, and consultants who purchase shares pursuant to a written compensatory plan or contract to resell these shares in reliance upon Rule 144, but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation, or notice provisions of Rule 144. A person who is not an affiliate, who has not been an affiliate within three months prior to sale, and who beneficially owns restricted securities with respect to which at least one year has elapsed since the later of the date the shares were acquired from us, or from an affiliate of ours, is entitled to sell such shares under Rule 144 without regard to any of the volume limitations or other requirements described above. Sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices.

As of April 30, 2008, we had outstanding 2,578,694 options to purchase shares of common stock and undelivered restricted stock units under our stock option plans and we had issued 986,063 of the 10,000,000 shares of common stock reserved for issuance under our employee stock purchase plan. As of April 30, 2008, we also had outstanding warrants to purchase 70,000 shares of common stock. We have registered for offer and sale the shares of common stock that are reserved for issuance pursuant to our stock option plans and available for issuance pursuant to the employee stock purchase plan as well as the shares underlying the warrants. Shares covered by such registration statements upon the exercise of stock options or warrants or pursuant to the employee stock purchase plan generally will be eligible for sale in the public market, except that affiliates will continue to be subject to volume limitations and other requirements of Rule 144. The issuance or sale of such shares could depress the market price of our common stock.

Conversion of our senior convertible notes will dilute the ownership interest of existing stockholders.

The conversion of some or all of our senior convertible notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon conversion of the notes could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

If holders of our senior convertible notes elect to convert their notes and sell material amounts of our common stock in the market, such sales could cause the price of our common stock to decline, and such downward pressure on the price of our common stock may encourage short selling of our common stock by holders of our senior convertible notes or others.

To the extent that holders of our senior convertible notes elect to convert the notes into shares of our common stock and sell material amounts of those shares in the market, our stock price may decrease as a result of the additional amount of shares available on the market. The subsequent sales of these shares could encourage short sales by holders of senior convertible notes and others, placing further downward pressure on our stock price.

If there is significant downward pressure on the price of our common stock, it may encourage holders of senior convertible notes or others to sell shares by means of short sales to the extent permitted under the U.S. securities laws. Short sales involve the sale by a holder of notes, usually with a future delivery date, of common stock the seller does not own. Covered short sales are sales made in an amount not greater than the number of shares subject to the short seller’s right to acquire common stock, such as upon conversion of notes. A holder of notes may close out any covered short position by converting its notes or purchasing shares in the open market. In determining the source of shares to close out the covered short position, a holder of notes will likely consider, among other things, the price of common stock available for purchase in the open market as compared to the conversion price of the notes. The existence of a significant number of short sales generally causes the price of common stock to decline, in part because it indicates that a number of market participants are taking a position that will be profitable only if the price of the common stock declines.

We may issue securities that could dilute your ownership and the net tangible book value per share of our common stock.

In addition to this offering, we may decide to raise additional funds through public or private debt or equity financing to fund our operations. If we raise funds by issuing equity securities, the percentage ownership of our current stockholders will be reduced and the new equity securities may have rights superior to those of our common stock. We may not obtain sufficient financing on terms that are favorable to us. We may delay, limit, or eliminate some or all of our proposed operations if adequate funds are not available. We may also issue equity securities as consideration for acquisitions we may make. The issuance of additional common stock in the future, including shares that we may issue pursuant to option grants, may result in dilution in the net tangible book value per share of our common stock.

The market price of our common stock could be subject to wide fluctuations as a result of many factors.

Many factors could affect the trading price of our common stock, including the following:

•	variations in our operating results;

•	the relatively small public float of our common stock;

•	introductions of new products by us or our competitors;

•	the success of our distributors;

•	changes in the estimates of our operating performance or changes in recommendations by any securities analysts that follow our stock;

•	general economic, political, and market conditions;

•	governmental policies and regulations;

•	the performance of the firearm industry in general; and

•	factors relating to suppliers and competitors.

In addition, market demand for small-capitalization stocks, and price and volume fluctuations in the stock market unrelated to our performance, could result in significant fluctuations in market price of our common stock. The performance of our common stock could adversely affect our ability to raise equity in the public markets and adversely affect the growth of our business.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein and therein contain forward-looking statements that involve risks and uncertainties. These forward-looking statements are not historical facts but rather are based on current expectations, estimates, and projections about our industry, our beliefs, and our assumptions. You should not place undue reliance on these forward-looking statements, which reflect our view only as of the date of this prospectus supplement, and we undertake no obligation to update these forward-looking statements in the future. We use words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” and variations of these words and similar expressions to identify forward-looking statements. Forward-looking statements also include statements regarding revenue, margins, expenses, and earnings analysis for fiscal 2008 and thereafter; future products or product developments; our product development strategies; beliefs regarding product performance; the success of particular product or marketing programs; and liquidity and anticipated cash needs and availability. These statements are not guarantees of future performance and are subject to certain risks, uncertainties, and other factors, some of which are beyond our control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in “Risk Factors” and elsewhere in this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein and therein, and include the following:

•	a decline in demand in the domestic consumer firearms market;

•	our pursuit of a new business strategy;

•	our ability to achieve gains in manufacturing productivity and capacity;

•	the numerous lawsuits we are currently defending;

•	the effect of government settlements;

•	our ability to obtain insurance coverage;

•	the investigation of our company by the SEC;

•	any disruption of our Springfield, Massachusetts operations;

•	our ability to realize the benefits of acquisitions;

•	our ability to protect our intellectual property;

•	risks associated with international trade and operations;

•	regulation of the firearms market;

•	environmental laws and regulations; and

•	our ability to service our indebtedness.

USE OF PROCEEDS

We estimate the net proceeds from this offering will be approximately $31.9 million after deduction of underwriting discounts and commissions and estimated offering expenses. We intend to use $28.0 million of the net proceeds of this offering to repay bank debt. The debt was incurred pursuant to our credit agreement. We used the proceeds from that debt in connection with the acquisition of Thompson/Center Arms. The debt bears interest at the rate of LIBOR plus 2.50% (5.73% as of the date of this prospectus supplement) and matures on November 30, 2014. We intend to use the balance of the net proceeds of this offering for general corporate purposes.

DIVIDEND POLICY

Our board of directors does not anticipate authorizing the payment of cash dividends on our common stock in the foreseeable future. Our board of directors intends to retain all available funds and any future earnings to fund the development of our business. Any determination to pay dividends to holders of our common stock in the future will be at the discretion of our board of directors and will depend on many factors, including our financial condition, results of operations, cash flow prospects, industry and general business conditions, and any other factors our board of directors deems relevant. In addition, financial covenants under certain of our credit facilities, as well as under the indenture covering our senior convertible notes, restrict our ability to pay dividends.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, $.001 par value, and 20,000,000 shares of preferred stock, $.001 par value.

Common Stock

As of April 30, 2008, there were 40,632,039 shares of common stock outstanding. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. We have not paid any cash dividends on our common stock. Each holder of common stock is entitled to one vote for each share held of record in the election of directors and on all other matters submitted to the vote of stockholders. In the event of our liquidation, dissolution, or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities and there are no redemption provisions with respect to such shares. All of the outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

As of April 30, 2008, there were no shares of preferred stock outstanding. We may issue preferred stock from time to time in one or more series. Our board of directors has the authority to fix the designation, powers, preferences, rights, qualifications, limitations, and restrictions of these series of undesignated preferred stock and to increase or decrease the number of shares of these series, but not below the number of shares of any such series then outstanding, without any further vote or action by our stockholders.

Options, Warrants, and Senior Convertible Notes

As of April 30, 2008, we had outstanding 2,578,694 options to purchase shares of common stock and undelivered restricted stock units under our stock option plans and we had issued 986,063 of the 10,000,000 shares of common stock reserved for issuance under our employee stock purchase plan. As of April 30, 2008, we also had outstanding warrants to purchase 70,000 shares of our common stock, all of which were exercisable. In addition, as of April 30, 2008, 6,485,084 shares of our common stock were reserved for issuance upon conversion of our senior convertible notes.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative Deutsche Bank Securities Inc., have severally agreed to purchase from us the following respective numbers of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement.

Underwriters	Number of Shares

Deutsche Bank Securities Inc.	4,062,500
Cowen and Company, LLC	2,187,500

Total	6,250,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus supplement if any of these shares are purchased.

We have been advised by the representative of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus supplement. After the public offering, the representative of the underwriters may change the offering price and other selling terms.

Pursuant to a requirement by the Financial Industry Regulatory Authority, or FINRA, the maximum discounts, commission, or other consideration to be received by any FINRA member or independent broker/dealer may not be greater than 8.0% of the gross proceeds received by us from the sale of any securities being registered pursuant to SEC Rule 415. The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are 6.0% of the public offering price. We have agreed to pay the underwriters the following discounts and commissions:

	Fee per Share	Total Fees

Discounts and commissions paid by us	$0.33	$2,062,500

In addition, we have agreed to reimburse the underwriters for all costs and expenses incurred by them in connection with this offering, including the fees and disbursements of counsel to the underwriters, in an amount not to exceed $150,000. We estimate that the total expenses of this offering, excluding the underwriting discounts, commissions, and other consideration payable to the underwriters, will be approximately $250,000.

We have agreed to indemnify the underwriters against specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our directors and executive officers has agreed that, without the prior written consent of Deutsche Bank Securities Inc. on behalf of the underwriters, they will not, during the period ending 60 days after the date of this prospectus supplement, offer, pledge, sell, contract to sell (including any short sale), grant any option to purchase, or otherwise dispose of any shares of our common stock or enter into any short sale (whether or not against the box) or any purchase, sale, or grant of any right (including any put or call option) with respect to any security (other than a broad-based market basket or index) that relates to our common stock or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock.

The 60-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 60-day restricted period we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the 60-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 60-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

These restrictions do not apply to:

•	the disposition of shares by a director or officer pursuant to any trading plan adopted prior to the date of this prospectus supplement pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended;

•	transfers or sales of shares of common stock acquired in open market transactions after the completion of the offering of the shares;

•	distributions to partners, members, or shareholders of the distributee;

•	transfers of shares of common stock for tax planning or payment purposes in connection with the delivery of common stock pursuant to restricted stock units granted to the transferee;

•	transfers of shares as a gift or by will or intestacy; or

•	transfers of shares to any trust for the direct or indirect benefit of the transferee or a member of the immediate family of the transferee;

provided that in the case of each of the last two transactions, each donee, distributee, transferee, and recipient agrees in writing to be subject to the restrictions described above.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales, and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. The underwriters may close out any short position by purchasing shares in the open market.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases may stabilize, maintain, or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Select Market, in the over-the-counter market, or otherwise.

In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

This prospectus supplement and the accompanying prospectus in electronic format are being made available on an Internet web site maintained by Deutsche Bank Securities Inc. and may be made available on web sites maintained by other underwriters. Other than this prospectus supplement and the accompanying prospectus in electronic format, the information on any underwriters’ web site and any information contained in any other web site maintained by an underwriter is not part of this prospectus supplement and the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part.

LEGAL MATTERS

The legality of the common stock offered hereby will be passed upon for us by Greenberg Traurig, LLP, Phoenix, Arizona. Certain members of Greenberg Traurig, LLP beneficially owned 60,000 shares of our common stock as of the date of this prospectus supplement. Goodwin Procter LLP, New York, New York, has acted as counsel to the underwriters in connection with certain legal matters related to this offering.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933 with respect to the common stock offered in this prospectus supplement. This prospectus supplement does not contain all of the information included in the registration statement. We have omitted certain parts of the registration statement, as allowed by the rules and regulations of the SEC. You may wish to inspect the registration statement and the exhibits to that registration statement for further information with respect to our company and the common stock offered in this prospectus supplement. Copies of the registration statement and the exhibits to such registration statement are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the SEC described below. Statements contained in this prospectus supplement concerning the provisions of certain documents are necessarily summaries of the material provisions of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file reports, proxy statements, and other information with the SEC. Through our website at www.smith-wesson.com, you may access, free of charge, our filings, as soon as reasonably practical after we electronically file them with or furnish them to the SEC. Information contained in our website is not incorporated by reference in, and should not be considered a part of, this prospectus supplement or the accompanying prospectus. You may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other materials that are filed through the SEC’s Electronic Data Gathering, Analysis, and Retrieval system. This website can be accessed at www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are “incorporating by reference” into this prospectus supplement and the accompanying prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus supplement and the accompanying prospectus, except as described below. This prospectus supplement incorporates by reference the documents listed below that we have previously filed with the SEC, other than any portions of such documents that are not deemed “filed” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with the Exchange Act and applicable SEC rules:

•	our Annual Report on Form 10-K for our fiscal year ended April 30, 2007, filed with the SEC on July 16, 2007;

•	our Quarterly Report on Form 10-Q for the first quarter ended July 31, 2007 filed with the SEC on September 10, 2007;

•	our Quarterly Report on Form 10-Q for the second quarter ended October 31, 2007 filed with the SEC on December 10, 2007;

•	our Quarterly Report on Form 10-Q for the third quarter ended January 31, 2008 filed with the SEC on March 10, 2008;

•	our Current Report on Form 8-K filed with the SEC on May 16, 2007;

•	our Current Report on Form 8-K filed with the SEC on June 21, 2007;

•	our Current Report on Form 8-K filed with the SEC on November 16, 2007;

•	our Current Report on Form 8-K filed with the SEC on December 5, 2007;

•	our Current Report on Form 8-K filed with the SEC on December 6, 2007 (for the Report dated November 30, 2007);

•	our Current Report on Form 8-K filed with the SEC on January 14, 2008;

•	our Current Report on Form 8-K filed with the SEC on May 12, 2008; and

•	the description of our common stock contained in the Registration Statement on Form 8-A filed with the SEC on July 19, 2006.

All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act from the date of this prospectus supplement and the accompanying prospectus to the end of the offering of the shares of our common stock pursuant to this prospectus supplement and the accompanying prospectus shall also be deemed to be incorporated herein by reference (other than any portions of any such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules) and will automatically update information in this prospectus supplement and the accompanying prospectus.

Any statements made in this prospectus supplement and the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement and the accompanying prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number: 2100 Roosevelt Avenue, Springfield, Massachusetts 01104, Attention: Corporate Secretary, (800) 331-0852.

Prospectus

Smith & Wesson Holding Corporation

15,000,000 Shares
Common Stock

We may offer from time to time up to 15,000,000 shares of our common stock at prices and on terms to be determined at or prior to the time of sale.

We may offer and sell our common stock, in the same offering or in separate offerings, to or through underwriters, dealers, and agents or directly to purchasers. The names of any underwriters, dealers, or agents involved in the sale of our common stock and their compensation will be described in an accompanying prospectus supplement. We will pay all expenses of the offering.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “SWHC.” We will make application to list any shares of common stock sold under this prospectus and any prospectus supplement on the Nasdaq Global Select Market.

This prospectus may not be used to consummate a sale of our common stock unless accompanied by a supplement to this prospectus.

You should consider the risks we have described in this prospectus and in the accompanying prospectus supplement before you invest. See “Risk Factors” on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 15, 2006.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus and in any accompanying prospectus supplement is accurate only as of the date of their covers, regardless of the time of delivery of this prospectus or any prospectus supplement or of any sale of our common stock.

i

PROSPECTUS SUMMARY

The following summary does not contain all of the information that may be important to purchasers of our common stock. Prospective purchasers of common stock should carefully review the detailed information and financial statements, including the notes thereto, appearing elsewhere in or incorporated by reference into this prospectus.

The Company

We are the largest manufacturer of handguns in the United States and the largest U.S. exporter of handguns. We manufacture revolvers, pistols, and related products and accessories for sale primarily to gun enthusiasts, collectors, hunters, sportsmen, protection focused individuals, public safety agencies and officers, and military agencies in the United States and throughout the world. We also market tactical rifles. We have manufacturing facilities in Springfield, Massachusetts and Houlton, Maine, both of which are primarily used to manufacture our products. In addition, we pursue opportunities to license our name and trademarks to third parties for use in association with their products and services. We plan to increase substantially our product offerings and our licensing program to leverage the 150-plus year old “Smith & Wesson” name and capitalize on the goodwill developed through our historic American tradition by expanding consumer awareness of products we produce or license in the safety, security, protection, and sport markets.

Our Strategy

Our objective is to become a global leader in the safety, security, protection, and sport businesses. Key elements of our strategy to achieve this objective include the following:

•	enhancing existing and introducing new products,

•	entering new markets,

•	enhancing manufacturing productivity,

•	capitalizing on our brand name,

•	emphasizing customer satisfaction and loyalty, and

•	pursuing strategic relationships and acquisitions.

Our History

Our wholly owned subsidiary, Smith & Wesson Corp., was founded in 1852 by Horace Smith and Daniel B. Wesson. Mr. Wesson purchased Mr. Smith’s interest in 1873. The Wesson family sold Smith & Wesson Corp. to Bangor Punta Corp. in 1965. Lear Siegler Corporation purchased Bangor Punta in 1984, thereby gaining ownership of Smith & Wesson Corp. Forstmann Little & Co. purchased Lear Siegler in 1986 and sold Smith & Wesson Corp. shortly thereafter to Tomkins Corporation, an affiliate of UK-based Tomkins PLC. We purchased Smith & Wesson Corp. from Tomkins in May 2001 and changed our name to Smith & Wesson Holding Corporation in February 2002.

Our Offices

We maintain our principal executive offices at 2100 Roosevelt Avenue, Springfield, Massachusetts 01104. Our telephone number is (800) 331-0852. Our website is located at www.smith-wesson.com.

The Offering

Common Stock offered by the company	15,000,000 shares

Use of proceeds	We will use the net proceeds we receive from sales of common stock by us for general corporate purposes.

Nasdaq Global Select Market symbol	SWHC

RISK FACTORS

Investing in our common stock involves a high degree of risk. Please see the risk factors described under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended April 30, 2006, which is incorporated by reference in this prospectus and in any accompanying prospectus supplement. Before making an investment decision, you should carefully consider these risks as well as information we include or incorporate by reference in this prospectus and in any accompanying prospectus supplement.

FORWARD-LOOKING STATEMENTS

This prospectus and each prospectus supplement includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus or any prospectus supplement regarding our strategy, prospects, plans, objectives, future operations, future revenue and earnings, projected margins and expenses, technological innovations, future products or product development, product development strategies, potential acquisitions or strategic alliances, the success of particular product or marketing programs, the amount of revenue generated as a result of sales to significant customers, financial position, and liquidity and anticipated cash needs and availability are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would,” and similar expressions are intended to identify forward-looking statements.

Actual results or events could differ materially from the forward-looking statements we make. Among the factors that could cause actual results to differ materially are the factors discussed under “Risk Factors” in our Form 10-K for the year ended April 30, 2006. We also will include or incorporate by reference in each prospectus supplement important factors that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. We do not have any obligation to release updates or any changes in events, conditions, or circumstances on which any forward-looking statement is based or to conform those statements to actual results.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. Through our website at www.smith-wesson.com, you may access, free of charge, our filings, as soon as reasonably practical after we electronically file them with or furnish them to the SEC. Other information contained in our website is not incorporated by reference in, and should not be considered a part of, this prospectus or any accompanying prospectus supplement. You also may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC to register the shares offered hereby under the Securities Act of 1933. This prospectus does not contain all the information included in the registration statement. You may obtain the registration statement and exhibits to the registration statement as set forth above.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus.

We incorporate by reference into this prospectus the following documents:

•	Annual Report on Form 10-K for the year ended April 30, 2006.

•	Proxy Statement filed with the SEC on August 14, 2006.

•	Current Report on Form 8-K filed with the SEC on May 19, 2006.

•	Current Report on Form 8-K filed with the SEC on July 10, 2006.

•	The description of our common stock contained in the Registration Statement on Form 8-A filed with the SEC on July 19, 2006.

•	All documents filed by us under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and before effectiveness of this registration statement, and after the date of this prospectus and before the termination of this offering.

You may request a copy of these filings at no cost, by writing or telephoning us as follows:

Smith & Wesson Holding Corporation
2100 Roosevelt Avenue
Springfield, Massachusetts 01104
(800) 331-0852

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any prospectus supplement, or in any other document that is subsequently filed with the SEC and incorporated by reference, modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus or any prospectus supplement, except as so modified or superseded. Since information that we later file with the SEC will update and supersede previously incorporated information, you should look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or any prospectus supplement or in any documents previously incorporated by reference have been modified or superseded.

USE OF PROCEEDS

Except as may be otherwise set forth in the prospectus supplement accompanying this prospectus, we will use the net proceeds we receive from sales of common stock offered hereby for general corporate purposes, which may include the repayment of indebtedness which may be outstanding from time to time or the consideration for any acquisitions that we may make.

PROSPECTUS SUPPLEMENTS

This prospectus provides you with a general description of the proposed offering of shares of our common stock. Each time that we sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to or change information contained in this prospectus and should be read as superseding this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

The prospectus supplement to be attached to the front of this prospectus will describe the terms of any common stock that we offer and any initial offering price to the public in that offering, the purchase price and net proceeds that we will receive, and the other specific terms related to that offering of common stock.

PLAN OF DISTRIBUTION

We may sell the shares of common stock described in this prospectus from time to time in one or more of the following ways:

•	to or through underwriters or dealers,

•	directly to one or more purchasers,

•	through agents, or

•	through a combination of any of those methods of sale.

The prospectus supplement with respect to the offered shares of common stock will describe the terms of the offering, including the following:

•	the name or names of any underwriters or agents,

•	any initial public offering price,

•	the proceeds to us from such sale,

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation,

•	any discounts or concessions allowed or reallowed or paid to dealers, and

•	any securities exchanges on which the shares may be listed.

We may distribute the shares from time to time in one or more of the following ways:

•	any securities exchanges on which the shares may be listed.

•	at a fixed public offering price or prices, which may be changed,

•	at prices relating to prevailing market prices at the time of sale,

•	at varying prices determined at the time of sale, or

•	at negotiated prices.

Underwriters, dealers, or agents may receive compensation in the form of discounts, concessions, or commissions from us or our purchasers as their agents in connection with the sale of the securities. These underwriters, dealers, or agents may be considered to be underwriters under the Securities Act of 1933. As a result, discounts, commissions, or profits on resale received by underwriters, dealers, or agents may be treated as underwriting discounts and commissions. Each prospectus supplement will identify any underwriter, dealer, or agent and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

In connection with any offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of our common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares of our common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by exercising their over-allotment option or purchasing shares of our common stock in the open market.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option so that if there is a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares of our common stock in the open market after the pricing of any offering that could adversely affect investors who purchase in that offering.

•	Penalty bids permit the representatives of the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Select Market or otherwise and, if commenced, may be discontinued at any time.

Underwriters, dealers, and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments they may be required to make in respect of these liabilities thereof. Underwriters, dealers, and agents and their affiliates may be customers of, may engage in transactions with, or perform services for us in the ordinary course of business for which they receive compensation.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Greenberg Traurig, LLP, Phoenix, Arizona. Certain members of such firm beneficially owned 80,000 shares of our common stock as of the date of this prospectus.

EXPERTS

The consolidated balance sheet of our company as of April 30, 2006 and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows, and the related financial statement schedule of valuation and qualifying accounts for the year ended April 30, 2006 and management’s report on the effectiveness of internal control over financial reporting, incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended April 30, 2006 have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent set forth in their reports incorporated herein by reference and have been so incorporated in reliance on such reports given on the authority of said firm as experts in auditing and accounting. The consolidated balance sheet of our company as of April 30, 2005 and the related consolidated statements of income and comprehensive income, of changes in stockholders’ equity, of cash flows, and the related financial statement schedule of valuation and qualifying accounts for the years ended April 30, 2005 and 2004, incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended April 30, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

6,250,000 Shares

Common Stock

Deutsche Bank Securities

Cowen and Company

Prospectus Supplement

May 19, 2008